Filed by Spark I Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spark I Acquisition Corporation (File No. 333-299215)

The following is a transcript of a moderated virtual fireside chat hosted by Needham & Company, LLC (“Needham”) featuring representatives of ZincFive, Inc. (“ZincFive”) held on October 22, 2026 in connection with the proposed business combination between ZincFive and Spark I Acquisition Corporation (“Spark I”):

The transcript was generated using automated transcription tools and while effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, inaccuracies or omissions in the transcript. Neither ZincFive nor Spark I believe that these are material.

ZincFive Virtual Fireside Chat Hosted by Needham

Webcast Script

October 22, 2026

Sean Milligan, Needham

Good afternoon, everyone, and thanks for joining. I'm Sean Milligan, head of power and infrastructure coverage at Needham & Company, and I'll be moderating the call today. We're really happy to have Tod Higinbotham, the CEO of ZincFive, on today, as well as Marty, the CFO.

ZincFive is a developer of nickel-zinc battery solutions with a particular focus on data centers and AI applications. They've got meaningful growth over the recent history, with two gigawatts of battery power solutions deployed, and they're going public via a proposed SPAC combination with Spark I Acquisition Corporation. So with that, maybe I can hand it over to the team for just quick intros, and then we'll move into the discussion. Tod, maybe you can start the intros for the team.

Tod Higinbotham, CEO, ZincFive

Great, thanks, Sean. So I’m Tod Higinbotham, CEO. I’ve been with the company since the inception in 2016. Prior to ZincFive and batteries, I spent most of my career in advanced materials, primarily solar and semiconductor, in both private and public companies. My former company, ATMI, was a small-cap public company on Nasdaq, and we sold that in 2014. That's when I got introduced to a little company called PowerGenix, which had made the breakthrough technology for the battery that we're using, and the rest is history. I'll hand it off to Marty.

Marty Heimbigner, CFO, ZincFive

Good morning, good afternoon. Marty Heimbigner, Chief Financial Officer of ZincFive. I've focused my career on venture capital-backed or private equity-backed emerging technology companies. I've had four companies go public, two at over a billion-dollar market cap, and I'm working on ZincFive as the third. I've also had four companies get acquired, so I really have experience coming in, getting a company ready to operate as a public company, and then executing on a liquidity event. I did a de-SPAC transaction back in 2020 with a company called Porch Group, which is in home services and insurance, and we had a very successful de-SPAC on Christmas Eve of 2020. We're on a glide path here to do something between Thanksgiving and Christmas / New Year's with Spark I Acquisition Corp.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Thanks, and nice to meet everybody. I'm the co-founder of ZincFive. Tod touched a little bit on the journey that we began, but it actually began back in about 2012, when we built the very first battery backup system with our chemistry, which we'll talk more about in a minute. Then, as Tod said, we thought the best thing we could do for both companies was to merge them together in 2016, which is where Tod and I came together, and we are who we are now, doing some exciting things in the data center space. I was the CEO through that whole period of time, up until September of last year, and then we asked Tod to step into the CEO role and take us through this journey to the public market. I'm on the board, and I'll be part of the public company board as well. So I'm excited to share our story with everyone.

Sean Milligan, Needham

Great. Nice to have all of you on today. To start, for investors who are less familiar with ZincFive, can you give a quick overview of the business and where your technology fits within the broader data center power infrastructure market? And maybe a little more importantly, why is nickel-zinc particularly well suited for these applications versus conventional technologies?

Tod Higinbotham, CEO, ZincFive

Sounds good. A quick profile from where we sit today. The company is selling batteries for UPS systems in the data center space. That's what we do today, with some additions we'll talk about later, and we've been growing the company fairly rapidly the last few years. We went from $29 million in 2024 to $66 million last year, and we've projected a number between $90 and $105 million this year, 2026, and we appear to be on track for that. We did issue our Q2 financials for June of 2026, and the notable change there is that our backlog has grown to $126.5 million. We operate off an order backlog. Most of these orders are for construction of data centers, and we ship the batteries six to 12 months after we get the order, so we really drive this off of a backlog. It was $81 million at 12/31/25, and like I said, it's now $126.5 million. So that's sort of the profile.

We have about 600 employees, about two-thirds in China. We manufacture the batteries from the raw chemistry in China at our own facilities. We do business as a wholly owned foreign entity, or a U.S. company doing business in China, and then we ship the batteries to two locations. One is our headquarters in Tualatin, Oregon, near Portland, where we turn them into data center battery systems, and we also ship to a contract manufacturer in Finland, where we put them together for the European market. You mentioned before that we've deployed over two gigawatts out to the industry, so we're not a startup. We're not new. We've had systems out there for about five and a half / six years, and we're growing rapidly.

We use our own technology, our own chemistry that we build, called nickel-zinc. Nickel-zinc is a battery technology that's well known in battery circles because it was invented by Edison and, I think, patented in 1905 or 1906. As it turns out, the way we make the battery and the way we deploy the technology is very, very close to that patent, but between Edison and us there were lots of starts and failures with nickel-zinc. It had such great potential as a high-power battery, which generally means very rapid charge and discharge. It was actually deployed in the 1920s in Ireland for electric trains, but it had an Achilles’ heel, which was that it was very difficult to make it last long. It had a failure mode that was built into the chemistry almost, and that's why people stopped trying to use it.

But an electrochemist, one of our founders, Jeff Phillips, who was at the time head of batteries at Apple, made a breakthrough. He left Apple and made a breakthrough in nickel-zinc, where they discovered how to stabilize the chemistry and make it commercially scalable. It can last much longer and do all the things that were the original dream. So that was the beginning of this journey, and he built a portfolio of about 125 patents, which is when I came into the company. I was a materials guy who commercialized IP for materials, and that's what they had, so I started that journey with Jeff, and then eventually met Tim, who was a customer. As Tim said, his company built the first commercially available UPS system with nickel-zinc batteries, and that was for traffic systems. They go into backup for traffic lights in North America, and we have hundreds and hundreds of those systems out in the field. Like Tim said, I think the first one was deployed in 2012, and then we put our companies together in 2016 to form ZincFive, and that's when we started the pivot into data centers, a much bigger, faster-growing market. So four or five years of product development, breaking into the market, getting certification, and then we sold our first system. And as I said, now we're well deployed and growing rapidly into the future.

Sean Milligan, Needham

That's great. Tod, when you talk about the nickel-zinc battery that you all have, who are you competing against when you're getting into data centers, and why is nickel-zinc winning versus the incumbents?

Tod Higinbotham, CEO, ZincFive

So the incumbents. The original battery for data centers was lead-acid, and for many, many decades it dominated. Then maybe eight to 10 years ago, lithium entered the space and started competing with lead-acid and gaining market share, and then we were the third. So really, there are three of us competing in the space, and the fundamental is, first of all, just reliability. The batteries are there to perform a shift from the grid power, when it goes out, to diesel generators. The diesel generators sit idle until the power goes out, and then they fire up, and it takes those diesel generators some time to go up to full power and stabilize. So the batteries perform this intermediate shift, and they're there to discharge instantaneously. They're actually active on the bus, meaning if there's an upset like a drop in voltage, they discharge without any switching. They just automatically discharge. This is the core reliability that the data center wants. We don't want the internet to reset every time the power blips.

The rules in this market are that you need to provide five hours of backup — five minutes, excuse me — of backup. The diesel generators take one to two minutes max, so you have some redundancy there. When we entered the space, the economics came down to the fact that because we discharge faster, we need less battery versus our competitors. You're trying to hit a high rate. Normally with batteries, you're rating them by energy density: how much energy in a space, or how much energy by weight. When you have a laptop, a cell phone, an electric vehicle, that is all that matters, right? What's the distance? What's the time? They're discharging at normal rates: four hours, five hours, or we want our cell phones to last 12 hours or more. But in the data center, we just want five minutes. So if you can do that rate of discharge for five minutes, you only need that much battery. Lithium and lead-acid have to add extra batteries to hit that rate above us, so they end up with what we call stranded energy. They end up with too much energy to get to the power. Just so you know, if we were chasing the EV market, the opposite would be true. We'd have to add batteries to match up with lithium's energy, and we'd be way too big and heavy.

So that's the fundamental. It's this charge and discharge rate, and therefore we have a smaller footprint, and the smaller footprint and the lesser amount of battery turn into an economic advantage. One added issue is that during the time we came in, and even before, the power density of the devices, the actual servers, was going up fairly rapidly due to semiconductor scaling. This is just CPUs, right? Normal data center. But because of semiconductor scaling, you have a lot more power usage in a particular defined volume of space. So there was already scaling going on. The people that make the UPSs, say Vertiv, Schneider, Eaton, these kinds of companies, were already scaling up their UPSs, meaning more power per that volume, and the batteries had to scale as well. As we came in, that was already underway. And then fast forward to AI. We'll talk about GPUs. It's a hockey stick of power, and so we're basically catching that wave, which is that more and more power density is needed into the future.

Sean Milligan, Needham

That's really helpful. In your slide deck, there's a slide that shows existing products and future products. Can you walk us through the ecosystem — where you're selling batteries today, and then, looking forward, where you're hoping to sell batteries in the future?

Tod Higinbotham, CEO, ZincFive

Absolutely. So there are really two broad segments and one smaller segment in our base market. We sell what we call our BC2 cabinet. It's our base product, and that amounts to about 90% of our revenue. Our first market segment was fundamentally colocation providers. The big companies in that space are like Digital Realty and Equinix. These are companies that build data centers and host other people's servers, so that's a massive segment. The reason we entered that segment is that we can sell basically the same product everywhere. It's standardized. That's where we've grown our business, and it's changed over the last couple of years. One thing is you've seen the introduction of liquid cooling, and liquid cooling is part of that power density and thermal load management. The liquid cooling loops need their own UPS, separate from the IT load, because those pumps and motors need to work all the time. Otherwise, you'll burn up the things that are supposed to cool. Secondly, the introduction of AI and GPU chips has created what people refer to as dynamic power, but it's sort of a pulsing — they consume power with pulsing, and there needs to be some stabilization. So with our BC, we're able to cover those three applications: UPS, UPS with pulsing, and also liquid cooling. That's the core of most of our revenue.

We also sell batteries into diesel generator starters. We have a partner company called SENS out of Colorado, and they have a long history of being successful in diesel generator support modules, and they've turned our batteries into a starter product and solution. That's quietly and quickly become about 10%-plus of our business. So those are the products out there generating revenue today. Then one submarket I'll tell you about is edge computing. These are smaller, sort of packaged data centers. Think of a container that's a data center; they can be a megawatt up to, say, 20 megawatts, and these have become popular because of latency. When data centers became centralized and huge, they got huge economies of scale, but with high bandwidth, 4K video and things like that, you're pretty far away from your customer and the user, and latency becomes a problem. So these networks or satellites of edge data centers, for all kinds of purposes, are becoming popular, and one of our largest customers is a hyperscaler that does edge, and we have a nice growing business there. That's the same product, our BC2 or BC2-AI, a single product handling those markets.

Then we introduced a retrofit kit in April. With all these lead-acid batteries out there, they have to be changed out as they come to end of life, and we've never addressed that market, but we've introduced what we call a retrofit kit, and we're starting to look at that market. It's the same value proposition as the new, or greenfield, market, but it gives customers another option of replacing lead-acid batteries with nickel-zinc, for various reasons, as I've described in the value proposition.

And then the exciting part for us, which has been about a 12-to-15-month journey, is the GPU needs for dynamic power management. We built that into our BC2-AI so that our colocation customers could have UPS plus some limited pulsing. Remember, a lot of times when the colocation is built, they aren't sure who they're hosting. If they don't know who they're hosting, they don't know what kind of servers they're bringing. That's not always the case, but sometimes it is, so building in some flexibility for pulsing is necessary. But as we map out the next three, four generations of GPUs and data center architectures, everything's changing. The voltage is going up to 800 or 1,000 volts or more, and customers are looking for ways to absorb this pulsing much closer to the GPUs. So we are now designing and building products that are pulse-only. Instead of having a UPS that does pulsing, that's not going to work in the future, because the GPUs have way too much power. You would consume all of your UPS capability with pulsing. So we know we need a split roadmap. We're very excited that late next year we'll introduce our first dynamic power modules, and those can be built up to 800, 1,000, 1,500 volts. We're using a 50-volt building block, and because the market's not decided and we don't know exactly what to build, if we build them in 50-volt blocks, customers can build them up to any size they want, depending on the application. So very excited about that. That's something that came to us in the last two years that we didn't know about prior. So we have a nice, solid UPS business growing, and chasing the new AI opportunity is very exciting for us.

Sean Milligan, Needham

Is there a way to frame up the market sizing? When you look at the BC2-AI or the cabinet that you have, how big is the market you're selling into today? Is there a dollars-per-megawatt figure or something like that?

Tod Higinbotham, CEO, ZincFive

We have it in our deck so people can refer to it, but these three segments I'm talking about are shown separately. The base market for UPS batteries globally, per year, is just over $8 billion. And just so you know, the battery investment in a data center, you can sort of back-calculate it, represents about 1% or a little less of the data center capex spend. So it's significant, but not a big percentage. I think we have it as $8.8 or $8.7 billion in our deck. The retrofit market, I think we've sized at about $1.7 billion, and the references are all there, of course. And then the AI part, the pulsing part, we've sized at about $7 billion, and that one's tricky.

About a year and a half ago, when we sized it, we had a number that was so big it was unbelievable, and the reason was that people say, "Well, how do they do it today? This is such a problem, such a challenge." The very original solution was that you just oversized the data center. If you had 100 megawatts of GPUs, they would pulse to 150 megawatts, so you just built the data center at 150, and everything was fine, except you just spent 50% more on power infrastructure — billions and billions. So originally we thought, well, that's what we're replacing. Of course, as time has gone on, different solutions are chasing this problem, not just us. A good example, and one of our key competitors for this, is supercaps. Supercaps can do pulsing quite well, and that's one way they deal with it today. There are multiple things you can read in the press, but what I will encourage everyone to think about is that whatever is happening today, just like our BC2-AI, they're band-aids. They are band-aids, and the reason is that the power increase three years out, on the published roadmap, which continues to go up from Nvidia and others, is 10 to 15 times the power. So whatever is working today — that's why I told you our BC2-AI is great for now, but we need something else. Our roadmap addresses that.

Eventually, we believe, and we've had some validation, the ultimate solution needs to sit right next to the GPUs and have this high-power pulsing, and it needs to have long life. For example, if you pulse every second every day, 24/7, it's over 30 million cycles a year, 30 million pulse cycles. Most power electronics, like supercaps, are rated for 5 million, so that's six changeouts a year, right? Our cell we've rated for about 20 million cycles. It's still not 30, but it's quite a bit more than a supercap. So the competitive market on this AI side is evolving, but this fundamental challenge can be solved with our technology, and we're very excited about putting our roadmap out there and starting to direct it to the partners in that space. There's no change in the battery. The chemistry is the same, so this is actually what nickel-zinc was built to do. Five years ago, if I said, "Oh, our battery can pulse at 50 milliseconds at super high power," you'd say, "Why would you want to do that?" And I'd say, "I don't know, but it can do it." Of course, that's not how it happened. We were chasing short-duration markets, things like starting a turbine, starting a generator — that's a five-second, six-second crank. Backing up a data center is a couple of seconds up to five minutes, and then AI came forward, and we think we have a great application there.

Sean Milligan, Needham

On the commentary about pulsing and the cycles there, and then the life of your battery — compared to what you're selling today on the diesel generator side, the edge computing side, and the UPS side, how often are you needing to replace batteries there? And then when you get into pulsing, it seems like that's going to create more of a recurring revenue stream for you, because your batteries are going to need to be replaced more frequently.

Tod Higinbotham, CEO, ZincFive

That's correct, for certain. Today our standard product is a 10-year warranty. Lithium is also a 10-year warranty, and lead-acid is somewhat shorter, maybe four or five years, depending on the supplier. So typically it's two to three changeouts of lead-acid in the same time as us and lithium, and that's the one challenge lead-acid has against us. Our two technologies don't do much, right? They're sitting there for 10 years. You're hoping the power doesn't go out, but there are lots of blips. There are lots of 10-second, five-second, one-second events, and then every so often there's an actual outage where the battery is fully discharged. But cycle life is really low: 100 to 200 full cycles, and often it's just partials. At the edge, they get used more often, because when you build a data center, you select a site that has reliable power. It never goes out; that's how you select where you're going to build it. When you do an edge, you put it where the latency is, so you end up with lots more disruptions. Still, our lifetime there might be five to seven years.

Then we talked about the BC2-AI. I have this UPS sitting there with the 10-year life. I provide the customers out of the gate a certain amount of pulsing and maintain the warranty. It's still 10 years as long as you don't pulse more than this. What if they want to? We told customers, pulse as much as you want, and we'll just add a service component to change out the batteries more frequently. As it turns out, that's a massive uplift for them in margins, because GPU servers versus CPU servers charge way more, and batteries are 1% of the cost. It's just an easy trade-off for them. So we already have that model there. The problem we have is that our UPS batteries were not built to be changed out. They're built to sit for 10 years, so the swapping is much more difficult. We can do it, but it's more costly.

So in our new products, to your point, they are going to be changed out often, and you want to give the customer the flexibility. Change it whenever it dies, right? Why do we even need a life, per se? It's more like a service model: what's the cost per month? We're using our small cells and making hot-swappable modules, so they can just be pulled out and a new one put in, no effort whatsoever. Then we're going to take those back, and we're making them modular so we can easily put new batteries in them. The reason for that is that somewhere between 60% and 80% of the cost is in the power electronics and the non-battery components. If you can just change out the battery packs, because they're sort of disposable, so to speak, then you can save all that cost. The economic model is great, and our batteries are fully recyclable at a profit. So we really see this amazing model emerging for us. Yes, it's more of a consumable. Again, it depends on how they use it, but we can make that flexible. We can provide the service. We can provide the recycling, which they love. They're not recycling most of these lithium battery packs today, because they're fully integrated, welded with the electronics. They weren't built modular like ours, so they could change that perhaps, but we'll see. The recycling credit is huge, because our Achilles’ heel on the front end is that we use nickel, which is expensive. Lithium's materials are very cheap, but that becomes a big advantage on the back end, because the credit back after the recycling cost is hugely positive. So it's a model that's good for recycling.

And then finally, in that new world, which is not the world we live in today, there's data, AI, predictive maintenance — the digital strategy of building intelligence into the battery. We have a full crew we're hiring. It's a huge opportunity. For batteries that sit there for 10 years and rarely discharge, providing data on those is nice. On the other side, it's ultra critical. So it's exciting. It's night and day. It took us a while to realize it was solidifying around this model, because roadmaps weren't being published, and the data center industry was overwhelmed, is the way I think about it, with this new technology. Before that, it was all about scale, not technology. You were building these big data centers to do the same thing over and over. Now it's the Wild West, and it's great for technology companies coming into the data center space. There's lots of opportunity for innovation.

Sean Milligan, Needham

And then, how does the development of solid-state transformers change things? Does that change anything for you in terms of your path, or is it a competing product? I'm just trying to understand how that fits in.

Tod Higinbotham, CEO, ZincFive

No, it's complementary. In this Wild West world I described, one of the most stark things for us is that on the UPS side we're in today, they're using double-converted AC power. That means our batteries get paired with an inverter, and that inverter is provided by these large power companies like Vertiv and Schneider, right? They're our channel to the market. In the new world of AI data centers, everything is DC-direct. Batteries are DC, there is no inverter, so we're basically talking to the end user. That's the space where solid-state transformers are entering. Now you don't have voltage inversion, so to speak, but basically control and switching, and power going to these extremely high-power solid-state devices, III-V materials and others. That's what they're doing. So it's a new application, and people are entering that space. I know the big guys are entering too — little guys, big guys. That's a great example of there being room for this new innovation, because the architecture is changing.

The other thing is, if you look at hyperscalers, their rack-mounted systems are already DC-direct, so this isn't new. What's new is that they're DC-direct at 48 volts. That's how they operate today. The roadmap is 800 volts, and some people think it'll go even higher than that, because the higher the voltage, the more you can control the current level and thermal load. So bigger is better, but it comes with all kinds of cost. High voltage throughout a data center is something that hasn't been done. When you get into these rack-mounted DC 800-volt systems, the other opportunity is power control — power electronics around really refined voltage control. That's what happens today at the hyperscalers. There's a power supply maker that goes in the rack with the battery and the servers and manages and orchestrates everything. Well, in the new 800-volt systems, that's a new opportunity for people that are good at medium voltage. You see the people that already had medium voltage; solar companies use 800 volts. Schneider, Vertiv, ABB has a nice medium-voltage platform, and they're converting those over for data centers. So much like us, what you sold before needs to be changed and sold in the future. The big existing players can do that, and new startups can do that. Solid-state transformers are an exciting area of new technology in the data center.

Sean Milligan, Needham

Maybe we can move on a little bit to customer adoption and the commercial traction you've had. Again, you have more than two gigawatts of battery systems deployed or contracted. Can you talk about how that's evolved over the last couple of years? Are you seeing more repeat orders from existing customers, or is it still dependent on pushing forward new customer pipelines?

Tod Higinbotham, CEO, ZincFive

I would say on an order volume basis, it's probably 50-50. We actually have quite a few repeat customers. I think one customer is on building four already, and they're dedicated to us and we're dedicated to them, so we get quite a bit of that. Once you're proven — the hard part is coming in. It's really hard to convince someone to change. By the way, that's why lead-acid is still very solid in this market. Conservative companies like old reliables better than new. So we do have quite a few repeat-order customers, and then a lot of new customers as well. We have a couple of hyperscaler customers, and they have a lot of potential in the future. We're at the lower end on volumes for them, but they're very specialty applications that are growing. The exciting new area for a lot of us is these neocloud companies. These guys are on the front end of AI and putting massive data centers in to take advantage of the latest technologies, and we are seeing demand from them. Those orders are a lot larger.

I think the main thing is that we probably started with what I'd call mid-sized data centers, not really small ones, and then we found our way into somewhat larger ones. The average PO has kept going up, and in our funnel we have some of these large neoclouds and others, so we're seeing the POs get bigger and bigger. Lastly, I'd say these really tier-one data center companies, which could be the hyperscalers or the large colocation providers, are more conservative, more wait-and-see, so they've been watching and testing, and we think that in the future we'll get more business from that upper tier. Of course, pricing becomes more competitive at the bigger accounts. They have a big hammer to wield, so we have to deal with that.

One thing about pricing: we entered the market at about a 20% price premium. We went as low as we could — we weren't making any money on that, we were losing money — but we were 20% to 25% over the market. We've consistently raised our prices since then. We have a board slide that shows an ever-upward move, and it's because we continue to shrink our footprint. We're in our third-generation product, and every generation we've added significant power density, so we need fewer cabinets per megawatt of power, fewer of our cabinets to pair with a commercial inverter, for instance. That business model has worked for us, and we continue to chart that out. We started with six cabinets per megawatt. We've gone from five to four, and our latest product is three. It's like, wow, you've shrunk in half — actually more than that, because we also shrunk the cabinet itself. That's allowed us to keep that upward move going.

The value prop for the customer is both pure economics — fewer batteries, less space, it all adds up on TCO — and footprint, which becomes interesting because of these edge data centers. Before, if you had a big battery room and it was 20% bigger, it wasn't that big of a deal, right? But now that you're going to these containers, you're using fixed-size containers, 20-foot and 40-foot, and going to custom containers is very expensive. So the question is, how much power can you get into a container? If we provide half the footprint, you can add another inverter. That's what we're dealing with. It's quite dynamic. So customer adoption is based on those fundamental economics, and our penetration is based on the technology proof. You have the renegades that brought us in first, the higher-risk players, and we're working our way up to the most conservative. We're working our way up through two gigawatts, three gigawatts, and pretty soon you become absolutely accepted, right?

And then geographically, we started in North America and grew our business there, and then two years ago we got our first order in Europe. That's when we put in our assembly facility in Finland with a contract manufacturer, and we've penetrated Europe pretty broadly already, in many countries. We're starting to move a little bit into the Asia region over the next two years.

Sean Milligan, Needham

You mentioned the POs have gotten increasingly bigger. Is there any kind of number or frame of reference that you can give for that?

Tod Higinbotham, CEO, ZincFive

Yeah, I think a little bit. Most of our deals in year one were between five and 10, maybe some as low as three or four, and maybe the largest 10. We did get one PO early on that was like 25, but that was more of an anomaly. Now the POs tend to be 15 to 25, more consistently. We still get the smaller ones, which is great — we don't want to be owned by any one particular account. And some of the larger ones in the funnel now could be as much as double that or more. So we've gone from an average of somewhere between five and 10, to maybe now closer to 15, and we're moving our way up.

Sean Milligan, Needham

And I think you said that when you get POs and put something in backlog, it's six to 12 months to convert. Is that the way to think about it?

Tod Higinbotham, CEO, ZincFive

That's exactly right. Six months would be pretty early. We're not the bottleneck on cycle time; other things take longer. They're looking at a construction schedule when they place the PO for batteries, and they've probably already gotten halfway done, so it's pretty solid. We're not waiting for permitting. What I would say is our most common delay has been that they lose a client, right? They're almost done, the client goes to somebody else, or they delay a little bit. They are committed — these are contracted POs — so it's a little bit up to our willingness to be flexible at that time. Of course, if you're trying to build relationships and reputation, at times customers will still take them on time, even if something like that's happened. But it's very accurate. The one thing I would say is that we'll probably start sharing more of an aging of our funnel, because people are buying further out right now. One reason is tightness in the supply chain. Part of it is just instinct for people buying, like, wow, people are competing for the same components and assets. So we get a little bit of a bubble there, and it is getting a little bit longer, and with that come deposits. If somebody wants you to reserve capacity beyond a year, in any significant amount, they will provide deposits. Up until this year, I don't think we ever took a deposit, and this year maybe it's three, but we are starting to price them in. It's kind of a superheated market, and if there is any sort of softness out there that's being hidden by all this rabid investment, having a deposit for any capacity we add is what we're looking for.

Sean Milligan, Needham

Okay, that's really helpful. And how much of the business or commercial traction is still coming through OEM partners like Vertiv or ABB? You're still relying on them pretty heavily, but are you also seeing people start to specify nickel-zinc within their requirements?

Tod Higinbotham, CEO, ZincFive

Yeah, actually, it's funny. When we started, I don't know what Tim thought, but what I thought was that we had such a cool product, everybody would buy it, and that wasn't the case. The OEMs had multiple batteries already approved. They buy the battery and mark it up when they sell the UPS, right? They make the same on the battery whether they bring a new one on or not. So we had a long sales cycle there, and the very first deal that we had was the end user — in that case, an integrator saying, "If you don't use nickel-zinc, we're moving it to another OEM." I tell you the story because OEMs are critical to us. That channel is absolutely critical, but some of the OEMs have their own lithium product, some have their own relationships, and so on. So we sell to the end user always, and often the end user specifies nickel-zinc. What we want is for the OEM to actually recommend it, but they have different considerations: past relationships, cost, service, lots of things. It's a critical channel for us, and if I could magically make it so they were just nickel-zinc first all the time, that would be fantastic. But we found a better way, and the better way is going to the end user. Our value proposition is almost 100% booked by the end user: more space, less cost, safer, more sustainable, all the things we sell. The OEM wants a high-value product, but it costs them a lot to bring on a new battery and manage it. It's a big cost adder for them. That's the part I miscalculated coming in, how big that was for them, but it's all normalized now.

We have master purchase agreements with all those OEMs. The master purchase agreement isn't really a commitment of revenue. It's 100 pages of "we're doing business together, and you're in our system." So when their salespeople go to quote, nickel-zinc pops up. That doesn't mean the salesperson will quote it, but we're out there with our sales team, and the customers are asking for it. Hyperscalers, we're talking to all the time. We can't lose that value. That's how we sell at the prices we do, because the value is that high, but it would not be recognized at the OEM level. I always jokingly refer to it as a neutral-to-violent channel, because they're pounding on us to get better all the time, and that's a good thing. It's a joke, but it's absolutely critical to our business. It's just not where the demand necessarily comes from.

Sean Milligan, Needham

Okay, yeah. And one thing I think, as you go through the de-SPAC process, is that people are going to start to focus on profitability. You had some gross margin improvement in the first half of this year. Should we think of margin improvement as a function of manufacturing scale, or is there product mix, a pricing opportunity — what's the roadmap for margin improvement going forward?

Tod Higinbotham, CEO, ZincFive

Yeah, well, I'll make one quick comment. I realize our margins were negative before that, but the upward trend has been consistent for a long time. We have a model, and that model is being executed. The most recent quarter was profitable, but the improvements have happened pretty consistently over time. So yeah, go ahead, Marty.

Marty Heimbigner, CFO, ZincFive

As Tod mentioned, we've increased the pricing. We sell based on megawatts of power, and as we went from six to five to four to three cabinets, the cost to build those goes down, and that increase in power density is the primary driver for us improving gross margins. We have a target in the mid-30s, and as Tod mentioned, we turned gross margin positive in the first six months of the year. We're continuing to make progress there, and we know our backlog of business is priced at good, solid margins going forward. We also touched on the fact that we have scale in China to build approximately $200 million of battery revenue, and based on our projections of $90 to $105 million, we're at about half that capacity, so there are some scale and fixed-cost synergies that take place. As we have more revenue generation, we'll be able to have better purchasing contracts for the raw materials going in and pick up some margin there as well. So there are a number of ways that we can improve gross margin over time towards our long-term target of 30% to 35% and higher.

Tod Higinbotham, CEO, ZincFive

Yeah, and the next obvious target is actual profitability, not just gross margin. It's a similar story: we do get a lot of leverage below the line. Selling is one I'll bring up — we get a lot of leverage through OEMs and customers. We don't need to add salespeople in increments even close to where our revenue is, so we get a lot of leverage on the selling line. In G&A this year, of course, we have an increase because of the public company infrastructure that comes with this, unfortunately. But once that's absorbed into our P&L, we have really nice leverage going forward on cost control. Then it's just volume leverage coming from the gross margin.

Sean Milligan, Needham

Okay, and then on the manufacturing side, one of the initiatives is manufacturing in the U.S. Can you give us an update there? I think you talked about a $30 million investment to establish that. How does that fit, given that you'll still have the capacity in China too?

Tod Higinbotham, CEO, ZincFive

Yeah, that's right. It's quite a strategic initiative. Theoretically, we could just keep expanding in China, and because we have the base there, if you were looking at financials only, that would look really nice because it's incremental investment. But these large customers I've talked about, one of their most important considerations is risk, and when they look at us, they see at least two major risks. One of those is that we're single-threaded from China, and as time goes on in all our lives, that seems to be increasing in risk. Now, I've heard this story since 1989, because I've been doing business in China since then, and it actually hasn't changed, but nevertheless, that's not the perception of the world. So a lot of these hyperscalers have told us, nicely but demandingly, that they would really like to see U.S. manufacturing, and they would support it. What they mean by that is that sometimes things cost more in the U.S., and they would support it because they see the risk as bigger than anything. So it's strategic for us. It will add capacity — it will give us another approximately $150 million of annual capacity, so that $200 million becomes $350 million. But more important, it provides access to these big accounts, because that is the number one consideration for risk. They're already buying from us, right? But how about if they wanted to buy a lot more? That would be an issue. So it unleashes a huge market for us. I truly believe that, and I've been told that.

The other consideration is balance sheet. That's the whole de-SPAC rationale, getting to public markets where we can raise money for this fast-growing machine. I mean, my God, we're giving 10-year warranties, and they take a glance at our assets and think, "It's like, 10 years, really?" So you do the de-SPAC, you shore up the company, you make it much better financed, and you do the U.S. facility, and you change the entire risk profile of the company. It's a huge consideration for our growth. I joke, but it's not really a joke: the people that bought from us in the beginning, I wonder how they got comfortable, with us so small and never having deployed a battery. Now, with a couple of gigawatts of experience and lots of data, we've never had a drop in load in the field. We've already been out six years, and we've never had a problem. We've never had a late shipment that caused any delay. I haven't said we were 100% on time, but we've never had a delay where we caused a delay in their construction. So we're a reliable supplier who is still under test by some of these big companies. As we pass the test and bring in those new components, like U.S. manufacturing, it will really change the future for us in a good way.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Tod, you might want to mention, too, that we've stood up manufacturing facilities multiple times, so we're not like a lot of startup battery companies that are just trying to establish their first high-volume facility.

Tod Higinbotham, CEO, ZincFive

I think from a risk standpoint, there are two things about the risk of our U.S. facility that investors should know. One is that our revenue, going out at least one year if not more, has zero dependency on it. We have $200 million of capacity now, and we can incrementally expand China pretty easily. So as they look at our P&L, if we don't get that U.S. facility, we just have to recognize the capex we spend as depreciation, but it doesn't affect our revenue. We have, and always have had, China, so that's one piece of risk. And then, as Tim said, we brought up our original line plus two high-volume lines. We didn't invent a new way to make our battery; we invented new chemistry. The way we make our battery is the way nickel-metal-hydride-style batteries have been made for 30 years. The equipment improves and you get more sophistication in manufacturing, but this is a proven technology, and that was really key to us getting to where we are. A lot of the battery companies that fail do so because they have to bring up a completely new manufacturing technology, and that is double the capital and triple the risk. We didn't have that; we just had the chemistry. So it's low risk, and I'd say disconnected from our growth model for the next couple of years. Now, we want that manufacturing capacity for multiple reasons, and one of them is that we are tariffed, right? When we do the math on our cost per battery in the U.S. versus China, with the tariff adjustments and the tax credits available, it offsets. We have a battery that's very close in cost to our China battery, so that works for us. The tariffs have worked against us, but when we do the global comparison of margins, it works.

Sean Milligan, Needham

Tod, we're getting toward the end of the call, but I do want to circle back to the AI pulsing product and the roadmap there. With the $7 billion-plus TAM, and the ability for it to be more of a consumable-type product, it seems like it changes the math on the business. So maybe the roadmap there, the strategic initiatives in the back half of the year, and when you think you start to see first orders for that product.

Tod Higinbotham, CEO, ZincFive

Yeah, absolutely. There are a few things we have to do, and by the way, it changes the whole profile, because in this particular case we think we have a unique capability. In UPS, it's sort of better than the competition, but in this case we think we have a unique capability, so I think it changes a lot, and that always factors into your margins, how unique you are. So the challenges for us: the cell we use today will work for, think about, the next two to three years of pulsing, so we don't have to change the cell much. There are improvements, and it's a weird thing for us, but you can actually design a cell with less energy. This particular application doesn't need almost any energy. If you take our existing cell and pulse it for 50 milliseconds, the actual depth of discharge is less than a percent. So you have 100% of your energy just sitting there, never getting touched. It's just a capacitance. So for cost and also for performance, you can redesign the cell to be less than it is from an energy standpoint, and that's an opportunity we're working on.

But the roadmap for the cell is actually to increase the power, as we have for a long time. We have a cell roadmap where in three years we'll introduce a cell that has X percent more power density, significant, and then the Y cell in four or five years. Those tie to the Nvidia roadmap or the semiconductor scaling roadmap, but they're not needed for the first generation. Our current cell works just fine. What we need to do is, we've developed data sets to show how it can pulse both ways — by the way, it's charge and discharge, high power each way. Data is always your base product in batteries. Until you have the data — we have the data. We need more, but we have enough. The next piece is the packaging: putting the cells together in a very compressed, efficient pack with the power electronics. This is an engineering project to build the first prototypes, and we're building them around a couple of different ideas on the dynamic power, what size, what voltage. With batteries, more cells in series gives you higher voltage, so once you have the base design, you can go from there.

Those are the challenges we're facing, and our prototypes will come in the second half of next year, where we're demonstrating with a fully integrated product what it can do, right? That's when you'll start getting uptake from the integrators, and the integrators in AI are different from the integrators in the UPS world. It's those mid-tier people who'll be doing things, say, for a hyperscaler that are broader than just a battery — the whole rack, the rack integrators. That's who we'll be working with, and they'll take this smart component and integrate it into their system. So think of early-stage products a year from now, and from now until then it'll be a lot of data. We'll be doing hero data, like how much power we hit and how many cycles we hit. We'll be doing technical papers, but the products themselves will quietly come out late next year, and then it'll be partnerships for scale-up. One last thing: we reviewed it yesterday at the board, but we have some interim, small-volume manufacturing concepts for how to put these things together, because it's very different from what we do today. It's taking cylindrical cells and putting them into packs. Just think Tesla, right? Several thousand batteries in a car. It's all been done before, with different chemistry, so it's not new technology; it's just modifying it to work with what we're trying to do. Those are the roadmaps and the relative timing of when you'll start to see a lot more on this.

Sean Milligan, Needham

Okay, yeah, that's great. We're coming up on the top of the hour, so I'll hand it over to you all for any closing comments. We didn't touch much on the SPAC, maybe SPAC timing a little bit in the beginning, but if there's anything you want to add, I'll leave it up to you at the end. Thank you again, everyone, for the time today. It's been great.

Tod Higinbotham, CEO, ZincFive

Yeah, absolutely. Well, we're on the glide path to the SPAC. I think we've gotten through most of the SEC issues, so we're looking at before the end of the year. We're very excited. It's an important fundraise for us and will change the company. With that, we can start to execute all the things we talked about on the call. Most of them are underway, but you can accelerate and give them the capital they need.

Sean Milligan, Needham

Yeah, it's great. It's a super interesting story, and it seems like we have a lot going on in terms of ramping this up over the next 12 to 18 months, so I look forward to keeping in touch.

Tod Higinbotham, CEO, ZincFive

Yep, likewise. I think we'll probably — Marty, in what, three weeks — have our financials out there. I mean, it has to be before November 15.

Marty Heimbigner, CFO, ZincFive

November 12.

Tod Higinbotham, CEO, ZincFive

Right, we're ready to go. So we'll get to provide insight into the third quarter for folks, and then we'll move forward from there, quarter to quarter.

Sean Milligan, Needham

Okay, awesome. Thank you, Tod, Tim, Marty. Thanks for the time today.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Thanks, Sean.

Marty Heimbigner, CFO, ZincFive

Thank you.

Tod Higinbotham, CEO, ZincFive

Thanks, everyone.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These include Spark I or ZincFive, or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the proposed business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 11, 2026 (the “Merger Agreement”), by and among Spark I, certain merger subsidiaries of SPKL and ZincFive, including the expected consummation of the transactions contemplated by the Merger Agreement, entry into the related agreements contemplated by the Merger Agreement and the terms thereof, and the expected timing to close the Business Combination; forecasts and projected financial information for fiscal year 2026; statements regarding the benefits of ZincFive products; expectations regarding the expansion of ZincFive’s addressable market, end-market demand and adoption of its products; expectations regarding costs savings and profitability, including expectations regarding pricing, gross margin targets and operating leverage; projections regarding ZincFive’s ability to commercialize new products and technologies, including ZincFive’s product and battery cell roadmap and the expected timing of the development, prototyping and launch of new products, including AI dynamic power products; projections of manufacturing capacity and the ability and timing to increase manufacturing capacity; plans for ZincFive’s manufacturing sites and the associated benefits, including the expected capital expenditures for, and the timing and benefits of, ZincFive’s planned U.S. battery manufacturing facility and the expected cost of U.S. manufacturing relative to China, including the impact of tariffs and the availability of tax credits; expectations regarding total cost of ownership of ZincFive products; projections regarding data center growth and the evolution of data center power architectures and power requirements, including in connection with AI; projections of market opportunity and market share; expectations regarding ZincFive’s ability to execute its business model and the expected financial benefits of such model, including projections of revenue growth, gross margin, revenue from contracted and undelivered sales and from its pipeline of potential customers, the timing of conversion of contracted backlog into revenue, the size of future customer orders and customer deposits; expectations regarding service, replacement and recycling business models and recurring revenue; expectations regarding ZincFive’s competitive position; expectations regarding ZincFive’s ability to attract, retain, and expand its customer base, including with hyperscale, neocloud and colocation customers, and to expand into new geographic markets; the capitalization of Spark I after giving effect to the proposed Business Combination; the anticipated use of proceeds from the proposed Business Combination and its expected effect on ZincFive’s financial position; the expected composition of the board of directors of the combined company; the expected timing of the release of ZincFive’s financial results; and expectations with respect to the future performance and the success of the combined company following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of ZincFive’s and Spark I’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ZincFive and Spark I. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the equity holders of ZincFive or Spark I is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; ZincFive’s ability to grow its business and expand operations, maintain relationships with customers and suppliers and retain its management and key employees; ZincFive’s ability to attract and retain customers; ZincFive’s customer concentration and pricing pressure from larger customers; the risk that ZincFive’s contracted backlog may not be realized or may not convert to revenue on the expected timing, including as a result of delays in customer construction schedules; the failure of ZincFive’s products to perform as expected, including with respect to expected product life, cycle performance and warranty claims; the availability of raw materials and components necessary to manufacture and assemble ZincFive’s products; governmental actions affecting ZincFive’s China or other international operations; ZincFive’s ability to increase manufacturing capacity and to forecast related costs and efficiencies accurately; ZincFive’s ability to complete its planned U.S. battery manufacturing facility on the expected timeline and budget and to qualify for anticipated tax credits; ZincFive’s ability to develop, commercialize and achieve market acceptance of new products, including its AI dynamic power products, on the expected timeline; ZincFive’s ability to improve gross margins and achieve profitability; ZincFive’s competitive landscape; the potential need for additional future financing; ZincFive’s reliance on strategic partners, contract manufacturing organizations and other third parties, including UPS OEMs and other channel partners; ZincFive’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the evolution of the data center industry, including the use and rate of adoption of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; risks related to geopolitical conflict, including supply chain disruptions; uncertainty or changes with respect to taxes, tariffs, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk that shareholders of Spark I could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; and the outcome of any legal proceedings or government investigations that may be commenced against ZincFive or Spark I. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by ZincFive, Spark I or the combined company resulting from the proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ZincFive nor Spark I presently know or that ZincFive and Spark I currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect ZincFive’s and Spark I’s expectations, plans or forecasts of future events and views as of the date they are made. ZincFive and Spark I anticipate that subsequent events and developments will cause ZincFive’s and Spark I’s assessments to change. However, while ZincFive and Spark I may elect to update these forward-looking statements at some point in the future, ZincFive and Spark I specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing ZincFive’s or Spark I’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ZincFive, Spark I, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of ZincFive. You should not view information related to the past performance of ZincFive as indicative of future results. Similarly, references to the prior experience of members of ZincFive’s management, including with other companies that completed initial public offerings, business combinations or acquisitions, are not indicative of the future performance of ZincFive or the combined company. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the Business Combination, ZincFive and Spark I have filed a registration statement on Form S-4 with the SEC on September 30, 2026, as amended (File No. 333-299215) (the “Registration Statement”), which includes a preliminary proxy statement and prospectus of Spark I relating to the offer of the securities to be issued to Spark I’s and ZincFive’s shareholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The Registration Statement has not yet been declared effective, and the information in the Proxy Statement/Prospectus is not complete and may change. After the Registration Statement has been declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of Spark I as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. ZincFive and Spark I will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPARK I AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPARK I’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPARK I, ZINCFIVE AND THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive Proxy Statement/Prospectus once available, and all other relevant documents filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. The documents filed by Spark I with the SEC also may be obtained free of charge upon written request to Spark I at 3790 El Camino Real, Unit #570, Palo Alto, CA 94306 or by telephone at (650) 353-7082.

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ZincFive, Spark I and their respective directors and executive officers may be deemed under SEC Rules to be participants in the solicitation of proxies from Spark I’s shareholders in connection with the proposed Business Combination. Information about Spark I’s directors and executive officers and their interests in Spark I can be found in the sections entitled “Management-Conflicts of Interest,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of Spark I’s IPO prospectus, which was filed with the SEC and is available free of charge on the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

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